Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE - INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2013

Highlights

•	KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”) completed its initial public offering (“IPO”) and its common units began trading on the New York Stock Exchange in April 2013.

•	Generated net income of $4.0 million and operating income of $7.4 million for the second quarter of 2013.

•	Generated Adjusted EBITDA of $12.7 million for the second quarter 2013.[1]

•	Generated distributable cash flow of $7.2 million for the second quarter of 2013.[2]

•

Declared distribution of $0.3173 per unit with respect to the period ended June 30, 2013 (representing a prorated distribution for the period from closing date of the IPO on April 15, 2013 through June 30, 2013). This corresponds to a quarterly distribution of $0.3750 per unit (or $1.50 per unit on an annual basis), which is consistent with the forecasted distribution set forth in the IPO prospectus.

•	On June 25, 2013, KNOT Offshore Partners held its first annual meeting of unitholders at which four members were elected to its board of directors (the “Board”).

Subsequent Event

•

On August 1, 2013, KNOT Offshore Partners completed the acquisition of the company that owns and operates the offshore shuttle tanker “Carmen Knutsen” from Knutsen NYK Offshore Tankers AS (“KNOT”) for $145.0 million.

Financial Results Overview

KNOT Offshore Partners reports net income of $4.0 million and operating income of $7.4 million for the second quarter of 2013, as compared to net loss of $2.5 million and operating income of $3.8 million for the same period in the prior year.

All vessels operated well throughout the quarter with virtually 100 percent utilization, and operating results improved compared to the second quarter of 2012 as the offshore shuttle tanker “Windsor Knutsen” was off hire due to propeller damage, causing reduced utilization days and repair costs during that period.

[1]	Adjusted EBITDA is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
[2]	Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Net financial expenses decreased to $3.4 million for the second quarter of 2013, compared to $7.2 million for the same period in the prior year.

In accordance with generally accepted accounting principles in the United States (“GAAP”), prior to April 16, 2013, the results of operations, cash flow and balance sheet of the Partnership have been carved out of the consolidated financial statements of KNOT. Accordingly, the Partnership’s financial statements prior to April 16, 2013 reflect allocation of certain expenses, including the mark-to-market value of interest rate swap derivatives. These realized and unrealized losses on derivatives, in the amounts of $0.4 million and $4.5 million for the second quarter of 2013 and 2012, respectively, do not affect cash flow or the calculation of distributable cash flow. These amounts have been eliminated from the Partnership’s opening equity as of April 16, 2013, as none of the interest rate swap agreements were transferred to the Partnership on completion of the IPO. The Partnership has no further obligation related to these contracts.

Financing and Liquidity

On April 15, 2013, the Partnership completed its IPO of 8,567,500 common units (including 1,117,500 common units pursuant to the exercise in full of the underwriters’ option to purchase additional common units). The Partnership’s common units are listed on the New York Stock Exchange under the symbol “KNOP.” KNOT owns a 49.0% limited partner interest in the Partnership and, through its ownership of the Partnership’s general partner, a 2.0% general partner interest in the Partnership.

As of June 30, 2013, the Partnership had cash and cash equivalents of $27.1 million and an undrawn revolving credit facility of $20 million. Total bank debt outstanding was $217.5 million, as of June 30, 2013. The average margin paid on the Partnership’s outstanding bank debt during the quarter ended June 30, 2013 was approximately 2.7% in addition to LIBOR.

Outlook

Third quarter 2013 operating results will be positively impacted by two months of contribution from the offshore shuttle tanker “Carmen Knutsen” and the Partnership’s management has recommended that the Board consider an increase of $0.06 in the quarterly cash distribution, which would represent an increase of 16.0% (an annualized increase of $0.24 from the current annualized distribution rate of $1.50 per common unit), which would become effective for the distribution with respect to the quarter ending September 30, 2013. Any such increase would be conditioned upon, among other things, the approval of such increase by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

Further, under the Omnibus Agreement the Partnership entered into with KNOT in connection with the IPO ( the “Omnibus Agreement”), there are four additional identified vessels which the Partnership has the option to purchase within 24 months of their delivery to charterers.

Pursuant to the Omnibus Agreement, the Partnership also has the option to acquire from KNOT all offshore shuttle tankers that KNOT acquires or owns that will be employed under contracts for periods more than five years.

Although in the short term, production delays in both Brazil and the North Sea are causing a temporary vessel surplus, the Board believes that through KNOT there are significant opportunities for growth for the Partnership as the activity in the offshore oil industry continues to be relatively high and, accordingly, the demand for offshore shuttle tankers will over time continue to grow based on identified projects.

The Board is pleased with the results of operations of the Partnership for the period ended June 30, 2013, which were consistent with expectations for the Partnership’s initial operating period following the completion of the IPO, and is confident that the Partnership is well-positioned to grow its earnings and distributions.

Expected Restatement of 2012 Results

Following discussions with the Partnership’s auditors, on August 23, 2013, the Partnership and the Board have determined to restate the combined carve-out financial statements of KNOT Offshore Partners LP Predecessor as of and for the year ended December 31, 2012. The purpose of such restatement is to correct certain errors in accounting for expenses associated with the IPO and reflect on the combined carve-out statement of operations, in general and administrative expenses, such expenses that had previously been deferred and reflected as a reduction on the combined carve-out balance sheet in owner’s equity.

The Partnership expects the amount of additional general and administrative expenses that will be reflected in the restatement will be approximately $3.439 million for the year ended December 31, 2012, resulting in a reduction of net income from $4.184 million previously reported to approximately $0.745 million as restated.

Expenses associated with the IPO aggregated approximately $1.501 million for the three months ended March 31, 2013 and approximately $0.448 million for the three months ended June 30, 2013.

Since these expenses were funded from IPO proceeds, as described in the IPO prospectus filed with the Securities and Exchange Commission, the restatement will have no impact on the cash available for distribution to unitholders. The Partnership expects to issue the restated financial statements in approximately two weeks.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of five offshore shuttle tankers operating under long-term charters to oil majors.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership also plans to host a conference call on Tuesday, August 27, 2013 at noon (ET) to discuss the results for the second quarter of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-877-524-6789 or 1-412-317-6789, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com.

August 26, 2013

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Arild Vik (+44 7581 899 777)

SUMMARY UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

(USD in thousands)	Three months Ended June 30, 2013	Three months Ended June 30, 2012
Time charter and bareboat revenues 1)	17,268	12,000
Loss of hire insurance recoveries	—	2,217
Total revenues	17,268	14,217
Vessel operating expenses	3,251	4,853
Depreciation and amortization	5,340	5,311
General and administrative expenses 2)	1,269	275
Total operating expenses	9,860	10,439
Operating income	7,408	3,778
Finance income (expense):
Interest income	3	13
Interest expense 3)	(2,529)	(3,395)
Other finance expense 4)	(492)	(873)
Realized and unrealized loss on derivative instruments 5)	(434)	(4,507)
Net gain (loss) on foreign currency transactions	15	1,606
Total finance expense	(3,437)	(7,156)
Income (loss) before income taxes	3,971	(3,378)
Income tax benefit	—	842
Net income (loss)	3,971	(2,536)
Net income (loss) attributable to non-controlling interests	—	—
Net income (loss) attributable to KNOT Offshore Partners LP Owners	3,971	(2,536)

Weighted average units outstanding (in thousands of units):
Common units	8 567 500
Subordinated units	8 567 500
General partner units	349 694

1)	Time charter revenue for the second quarter of 2013 include, non-cash item of approximately $0.5 million in reversal of contract liability provision.
2)	General and administrative expenses for second quarter of 2013 includes $0.5 million in costs related to the IPO.
3)	Interest expense for the second quarter of 2013 includes non-cash item of approximately $0.6 million in amortization of previously capitalized loan cost related to debt repaid at IPO.
4)	Other finance expense for the second quarter of 2013 includes legal costs of approximately $0.4 million relating to loans with an average remaining term of 3.4 years.
5)	Realized and unrealized loss on derivative instruments is related to interest rate swaps not transferred to the Partnership by KNOT NYK Offshore Tankers AS at the date of the IPO.

SUMMARY UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

(USD in thousands)	At June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	25,218
Restricted cash	1,910
Trade accounts receivable	—
Amounts due from related parties	857
Inventories	489
Deferred tax asset	—
Other current assets	1,571
Total current assets	30,045
Long-term assets:
Vessels and equipment:
Vessels	548,141
Less accumulated depreciation and amortization	(62,053)
Net property, plant, and equipment	486,088
Goodwill	5,750
Deferred debt issuance cost	2,336
Total assets	524,219

LIABILITIES AND PARTNERS’ EQUITY/OWNER’S CAPITAL
Current liabilities:
Trade accounts payable	428
Accrued expenses	3,411
Current installments of long-term debt	17,402
Derivative liabilities	—
Income taxes payable	600
Contract liabilities	1,518
Prepaid charter and deferred revenue	590
Amount due to related parties	2,655
Total current liabilities	26,604
Long-term liabilities:
Long-term debt, excluding current installments	200,051
Derivative liabilities	—
Contract liabilities	13,552
Deferred tax liabilities	2,400
Other long-term liabilities	781
Total liabilities	243,388
Equity:
Owner’s equity
Partner’s capital:
Common unitholders	168,830
Subordinated unitholders	106,701
General partner interest	5,300
Total Partners’ capital	280,831
Total liabilities and equity	524,219

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT NYK Offshore Tankers AS and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in its initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain expenses, including that of general and administrative expenses, mark-to-market valuations of interest rate swap derivatives, interest expense on related party payables, and net gain (loss) on foreign currency transactions. The basis for the allocations are described in note 2 of the audited combined financial statements for the year ended December 31, 2012 contained in the Registration Statement filed by KNOT Offshore Partners with the U.S. Securities and Exchange Commission in connection with the IPO. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

Three months Ended June 30, 2013
(USD in thousands)	(unaudited)
Net income	3,971
Add:
Depreciation and amortization	5,340
Unrealized loss from interest rate derivatives	434
IPO expenses covered by Knutsen NYK Offshore Partners AS	60
Other non-cash items; deferred costs amortization debt	870

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(2,980)
Other non-cash items; reversal of contract provision	(477)

Distributable cash flow	7,218

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

Three months Ended June 30, 2013
(USD in thousands)	(unaudited)
Net income	3,971
Interest income	(3)
Interest expenses	2,529
Depreciation and amortization	5,340
Income tax (benefits) expense	—
EBITDA	11,837
Other financial items (a)	911

Adjusted EBITDA	12,748

(a)	Other financial items consist of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•

statements about market trends in the shuttle tanker or general tanker industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of offshore shuttle tankers;

•

statements about KNOT’s and KNOT Offshore Partners’ ability to build and retrofit offshore shuttle tankers and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	the contributions to KNOT Offshore Partners’ operating results of the Carmen Knutsen, which KNOT Offshore Partners acquired in August 2013;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Carmen Knutsen;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term time charters;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•

the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.